

August 18, 2014

<u>Via E-mail</u>
Harold H. Montgomery
Chief Executive Officer and Secretary
Calpian, Inc.
500 North Akard Street
Suite 2850
Dallas, Texas 75201

> **Re:** **Calpian, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-K/A for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-K Transition Report for Fiscal Year Ended March 31, 2014**
> **Filed August 11, 2014**
> **Form 8-K Filed March 7, 2014**
> **File No. 0-53997**

Dear Mr. Montgomery:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K Transition Report for Fiscal Year Ended March 31, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

1.   Please provide a more informative discussion of financial condition, changes in financial condition and results of operations. For example:

- Identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way;

- Describe material commitments for capital expenditures and general purpose of such commitments and the anticipated sources of funds needed to full such commitments;

- Describe any expected material changes in the mix and relative cost of resources needed to full such commitments;

- Describe any unusual or infrequent events or transactions that materially affected the amount of reported income and in each case the extent to which income was so affected;

- Describe any other significant components of revenues and expenses that you believe should be described in order for an investor to understand your results of operations; and

- Describe any known trends or uncertainties that have had or that you expect will have a material favorable or unfavorable impact on revenues or income.

In doing so, consider the following:

- Providing a discussion of the acquisitions and impact on your financial position, results of operations and cash flows;

- Disclosure of the impact of equity investments on your financial statements including a discussion and analysis of equity investment gain (loss) for each period;

- Disclosure of significant investing and financing activities; and

- Providing a discussion and analysis of revenues, gross profit and net income (loss) for the three months ended March 31, 2014 and 2013.

Results of Operations, page 21

2. The amounts of interest and financing costs disclosed in the fourth paragraph on page 22 do not agree to your financial statements. Please revise or advise.

Consolidated Statements of Comprehensive Loss, page 28

3. We note that that the weighted average number of shares outstanding for the three months ended March 31, 2014 exceeds outstanding shares reflected in the consolidated statement

of shareholders' equity. Please tell us how you determined the weighted average number of shares outstanding.

Consolidated Statements of Cash Flows, page 29

4.   Please provide us with a reconciliation of cash proceeds from the issuance of common stock and warrants per the statements of cash flows to the statement of shareholders' equity for the year ended March 31, 2014.

5.   We note your disclosure in the first paragraph of footnote 3 to the financial statements that you acquired Pipeline Data, Inc. on March 15, 2013 in exchange for a cash payment of $9.75 million which was financed through a $9.5 million increase to the senior credit facility. Please tell us where these investing and financing activities are reflected on the statements of cash flows.

6.   Please tell us what the line item captioned "investment in equity method – Money-on-Mobile" represents. In doing so, please tell us your consideration of the extent to which this line item represents funding of equity method losses incurred by DPPL as opposed to additional investments in DPPL, in which case the cash flows would be considered operating as opposed to investing cash outflows. A summary of activity in the investment account for each year up to the acquisition date would facilitate our understanding.

Consolidated Statement of Shareholders' Equity, page 31

7.   With a view toward disclosure, please tell us the nature and terms of the "subscribed" common stock and if subscribed common stock represents unpaid common stock, where the subscription receivable is included on the balance sheet. In this regard, please note that subscriptions receivable and other receivables from the sale of stock should be reported as a reduction in shareholders' equity, unless the receivable has been collected prior to the issuance of the financial statements, in which case the receivable could be presented as an asset.

8.   Please tell us how to reconcile stock issued for services to the amount of equity awards issued for services in the consolidated statements of cash flows.

Notes to Consolidated Financial Statements, page 30

2- Summary of Significant Accounting Policies, page 31

Residual Portfolios, page 31

9.   Please revise your disclosure to further explain or clarify what the balance sheet asset captioned "residual portfolios" represents, how you acquire residual portfolio assets (we

note you acquired a portion of the assets in connection with the acquisition of CCI), how you value the assets, how cash flows are generated from the assets and how you account for the residual portfolios, including amortization. With reference to the specific guidance which applies, please tell us the basis in GAAP for your accounting.

Revenue Recognition, page 36

Money-on-Mobile, page 36

10.   In cases where you act as an intermediate between distributors and end consumers and in cases where end consumers are using Money-on-Mobile to facilitate non-distributor related transactions with other parties that have Money-on-Mobile accounts, please disclose the timing of revenue recognition as well as the basis in GAAP for your accounting.

3 – Business Acquisitions, page 37

11.   Please tell us your consideration of disclosing the pro forma financial information required by ASC 805-10-5-2h with respect to your acquisitions of Calpian Commerce, Inc. and DPPL.

Money-on-Mobile, page 37

12.   Please refer to ASC 805 and tell us your consideration of disclosing the following information regarding your step acquisition of DPPL:

- The acquisition-date fair value of the total consideration transferred at each stage of the step acquisition as well as the acquisition-date fair value of each major class of consideration, such as cash and equity instruments;

- The number of equity instruments issued as purchase consideration throughout the step acquisition and the method of determining the fair value of those instruments;

- The valuation technique used to measure the acquisition-date fair value of the equity interest in DPPL immediately before the business combination which resulted in a $5 million re-measurement gain;

- Information that enables users of your financial statements to assess the inputs used to develop the fair value measurement of the equity interest in DPPL immediately before the business combination;

- The valuation techniques and significant inputs used to measure the preliminary fair value of the non-controlling interest that was recorded in connection with the business combination;

- The amount of acquisition-related costs, the amount recognized as an expense, and the line item or items in the income statement in which those expenses are recognized; and

- A qualitative description of the factors that make up the goodwill recognized.

13.   Please also explain to us how the consideration transferred at each stage of the step acquisition is reflected in the statements of cash flows and statements of shareholders' equity.

14.   Please provide us your analysis as to whether separate financial statements and related pro forma information for DPPL are required to be filed on Form 8-K pursuant to Rules 8-04 and 8-05 of Regulation S-X as those rules apply to business combinations achieved in stages, or step acquisitions.

15.   We note your disclosure that DPPL does not hold a direct equity interest in MMPL, but consolidates MMPL based on the terms of a service agreement between DPPL and MMPL, the terms of which give DPPL control of MMPL. With reference to the specific provisions in GAAP which apply, please tell us in detail the basis in GAAP for DPPL's and accordingly your consolidation of MMPL. Please be sure to address in detail the terms of the DPPL service agreement which you have determined give DPPL control of MMPL.

6 – Property and Equipment, page 39

16.   Please disclose depreciation expense for each year presented. Refer to ASC 360-10-50-1a.

8 – Equity Investment, page 39

17.   Please tell us your consideration of filing separate financial statements of DPPL for the two fiscal years ended March 31, 2014 in light of the significance of this equity method investment leading up through consolidation of the entity in January 2014.

9 – Intangible Assets, page 40

18.   Please provide us with a summary of the additions and reductions in the cost of intangible assets for 2014. Please separate cash transactions from non-cash transactions.

19.   Please tell us whether you capitalize costs incurred to develop internal-use software. If so, please disclose your accounting policies in accordance with ASC 235.

20.   Please tell us the nature and amount of items included in acquisition costs included in customer lists and acquisition costs.

21.   Please disclose amortization expense, the estimated aggregate amortization expense for each of the five succeeding years and the weighted-average amortization period in total and by major asset class. Please refer to ASC 250-30-50-1 and 2.

22.   We note that you recognized an impairment loss during 2014. Please disclose a description of the impaired asset and the facts and circumstances leading to the impairment, the method for determining fair value, the caption of the income statement in which the impairment loss is aggregated and the segment in which the impaired intangible asset is reported. Please refer to ASC 350-30-50-3.

13 – Capital Stock, page 43

Warrants, page 44

23.   Please provide us with a summary of the warrants granted during each year including the number of shares of common stock underlying the warrants, the exercise price, expiration date, grant-date market price and the fair value assigned to the warrants. Please separate grants by nature.

Item 9A. Controls and Procedures, page 49

Evaluation of Disclosure Controls and Procedures, page 49

24.   Please disclose the conclusions of your principal executive and principal financial officers regarding the effectives of disclosure controls and procedures as required by Item 307 of Regulation S-K. Your current disclosure that the officers believe further evaluation is necessary in order to determine the effectiveness of disclosure controls and procedures does not comply with this disclosure requirement.

Form 8-K Filed March 7, 2014

25.   We note your reference to "steady positive cash flows in the United States" in the investor presentations furnished on Forms 8-K filed March 7, 2014 and July 24, 2014. Please tell us how these references are consistent with the cash flow and other financial statement information reported on Form 10-K for the two fiscal years ended December 31, 2013 and on Form 10-KT for the two fiscal years ended March 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief